15 December 2011

National Grid plc
UK Transmission regulatory price controls final proposals

National Grid has today accepted in principle Ofgem’s final proposals for the one-year Transmission Owner price controls for the year ending 31 March 2013.

Steve Holliday, Chief Executive, said:

“We are pleased to be able to agree this one year extension to our existing transmission price controls. This rollover provides extra time for industry to devote sufficient focus to the development of the 8 year RIIO price controls which will address a number of important issues that were rightly deferred from this one year control under the proportionate approach.

The one-year price control recognises the substantial increase in capital investment that our electricity transmission network is experiencing compared to the last price control assumptions. Importantly it begins to remunerate the additional assets, outputs and efficiencies we have delivered over the last 5 years.  We are confident that we can continue to deliver this essential and increasing investment programme through the rollover year and beyond.  At the same time, we will continue to manage our UK transmission networks in a safe, reliable and sustainable way within a framework that that balances the requirements of investors while delivering the essential needs of consumers.”

CONTACTS

National Grid:

Investors

John Dawson	+44 (0) 20 7004 3170	+44 (0) 78 1083 1944 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead	+44 (0) 20 7004 3166	+44 (0) 77 5289 0787 (m)
Michael Smart	+44 (0) 20 7004 3214	+44 (0) 77 6729 8988 (m)
Victoria Davies Iwan Hughes Tom Hull	+44 (0) 20 7004 3171 +44 (0) 20 7004 3169 +44 (0) 20 7004 3172	+44 (0) 77 7197 3447 (m) +44 (0) 79 0040 5898 (m) +44 (0) 78 9053 4833 (m)

Media

Chris Mostyn Isobel Rowley Gemma Stokes	+44 (0) 20 7004 3149 +44 (0) 19 2665 5275 +44 (0) 19 2665 5272	+44 (0) 7774 827710 (m) +44 (0) 79 17211116 (m) +44 (0) 79 74198333 (m)

Brunswick Tom Burns Tom Batchelar	+44 (0) 20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of Hurricane Irene and other storms; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes, restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; National Grid’s status as a holding company with no revenue generating operations of its own; inflation; seasonal fluctuations; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; accounting standards, rules and interpretations, including changes of law and accounting standards and other factors that may affect National Grid’s effective rate of tax; and incorrect or unforeseen assumptions or conclusions relating to business development activity. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the ‘SEC’) (and in particular the ‘Risk factors’ and ‘Operating and Financial Review’ sections in our most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.